UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

SEC FILE NUMER
8- 69832

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** AND ENDING **12/31/21**
MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GPP SECURITIES, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

165 MASON STREET, 3RD FLOOR
(No. and Street)

GREENWICH	**CT**	**06830**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RON PANZIER	**(203) 971-3300**	RON.PANZIER@GPP-SECURITIES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	**New York**	**NY**	**10020**
(Address)	(City)	(State)	(Zip Code)
11/2/05		**2468**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I,   RON PANZIER , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to   GPP SECURITIES, LLC   as of 12/31/21 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature

MANAGER

Title



Lyda Toperzer

Notary Public

Lydia Toperzer
Notary Public-Connecticut
My Commission Expires
March 31, 2024

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GPP SECURITIES, LLC
(A Wholly Owned Subsidiary of Great Point Partners, LLC)

STATEMENT OF FINANCIAL CONDITION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

DECEMBER 31, 2021

GPP SECURITIES, LLC
(A Wholly Owned Subsidiary of Great Point Partners, LLC)

TABLE OF CONTENTS



CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
GPP Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GPP Securities, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of GPP Securities, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of GPP Securities, LLC's management. Our responsibility is to express an opinion on GPP Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to GPP Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as GPP Securities, LLC's auditor since 2017.
New York, New York
February 14, 2022

GPP SECURITIES, LLC
(A Wholly Owned Subsidiary of Great Point Partners, LLC)

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS		
Cash	$	205,900
Other assets		699
	$	206,599
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	53,499
Total liabilities		53,499
Member's equity		153,100
	$	206,599

See accompanying notes to statement of financial condition.

GPP SECURITIES, LLC

(A Wholly Owned Subsidiary of Great Point Partners, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Nature of Business Operations and Ownership

GPP Securities, LLC (the "Company") is a Delaware Limited Liability Company that was formed on July 1, 2016 under the Delaware Limited Liability Company Act. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and received approval to commence business operations from the Financial Industry Regulatory Authority, Inc. (FINRA) effective August 25, 2017. The Company is a wholly owned subsidiary of Great Point Partners, LLC (the "Parent").

The principal business activity of the Company is to provide brokerage services in connection with acquisitions, dispositions, mergers and refinancing of client companies as a result of investments made by private investment partnerships affiliated with the Parent. This activity may include debt, equity or a combination of debt and equity financing. The Company does not carry any margin or trading accounts and does not hold funds or securities for customers.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices in the broker-dealer industry.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. As the Company does not normally receive retainer or progress fees on its contracts with customers, there is little judgement on the part of management to determine the timing of revenue recognition as the Company's revenues are generally earned on the successful closing of the contemplated transaction contained in the contract with its customers.

Transaction Fees Receivable

Transaction fees receivable are revenues that the Company expects to collect for transactions that were completed during a given year. As of December 31, 2021, there was no transaction fees receivable.

GPP SECURITIES, LLC

(A Wholly Owned Subsidiary of Great Point Partners, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company is a disregarded entity for federal and state income tax purposes. Accordingly, no provision has been made for income taxes as any income or loss is passed through to and reported on the Parent's tax filings.

At December 31, 2021 management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Allocation of Expenses

The Parent is the sole member of the Company. The Company entered into an Administration and Expense Sharing Agreement to reimburse the Parent its allocable share of expenses and costs incurred by the Parent. Generally, the allocation is equal to 0.92% for office related expenses (based on the approximate square footage of the Company's offices) and 10% for employee related expenses (such as payroll and benefits), whereby shared management expenses, as outlined in the agreement are recognized by the Company. Expenses are generally paid by the Parent and then reimbursed by the Company for its allocable portion. These expenses include, but are not limited to, shared services such as accounting fees, legal services, consultants, transfer agents and registrars, communications, computer and information technology, occupancy, personnel and administration of employee benefits, professional fees and expenses, email archiving and electronic storage, travel, entertainment, outside service providers and other office or administrative expenses. Expenses directly related to the Company may be paid by the Parent and reimbursed in full by the Company.

Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of financial condition, results of operations and net capital requirements.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of U.S. GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with U.S. GAAP. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

GPP SECURITIES, LLC
(A Wholly Owned Subsidiary of Great Point Partners, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION

2. Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

For the year ending December 31, 2021, various ASUs issued by the FASB contain effective implementation dates that will require their provisions to be reflected in the financial statements for the year then ending. The Company has either evaluated or is currently evaluating the implications, if any, of each of these ASUs and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the ASUs have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Credit Loss Considerations

In June 2016, the FASB issued Accounting Standards Update 2016-13, *Financial Instruments -- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to U.S. GAAP an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard became effective on January 1, 2020, and the Company applied the modified retrospective method of adoption which resulted in no adjustment to member's equity as of the effective date. For financial assets measured at amortized cost (i.e. cash), the Company has concluded that there are no expected credit losses based on the nature or expected life of the financial assets and immaterial historic or expected losses.

3. Net Capital

The Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1") which requires the maintenance of a minimum amount of net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2021, the Company's net capital was $152,401, which is in excess by $147,401 of its minimum requirement of $5,000. Aggregate indebtedness was $53,499.

The Company does not hold customers' cash or securities and, has no requirements under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k).

4. Related Party Transactions

Revenues
In the normal course of business, the Company receives transaction fee revenues solely as a result of investments made by private investment partnerships affiliated with the Parent.

GPP SECURITIES, LLC

(A Wholly Owned Subsidiary of Great Point Partners, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION

---

4. Related Party Transactions (continued)

Expenses
The Company incurs expenses relating to the ongoing operations of the business. Generally, these expenses are paid by the Parent, recorded as a liability and reimbursed by the Company on a periodic basis. At times, the Parent may forgive such intercompany payables by converting these liabilities into equity in the form of a capital contribution. During the year ended December 31, 2021, the Parent did not forgive any expenses that the Company owed to the Parent. Expenses paid by the Parent and charged to the Company for the year ended December 31, 2021 amounted to $201,269 and the Company reimbursed the Parent $201,037 for these expenses. At December 31, the Parent was owed $14,568 for these expenses.

5. Subsequent Events

The Company has evaluated events through the date the financial statements were issued. There were no subsequent events that require disclosure.